Filed by Locust Walk Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Locust Walk Acquisition Corp.

Commission File No. 001-39866

Date: June 28, 2021

The following is a presentation for use by Locust Walk Acquisition Corp. (“LWAC”) and eFFECTOR Therapeutics, Inc. (“eFFECTOR”) at an analyst day on June 28, 2021 in connection with their proposed business combination.

Research Analyst Teach In June 28, 2021 Next Generation Targeted Therapy for Cancer

Disclaimer ABOUT THIS PRESENTATION This presentation is for informational purposes only to assist interested parties in making their own evaluation with respect to a proposed business combination (the Business Combination) between Locust Walk Acquisition Corp. (LWAC) and eFFECTOR Therapeutics, Inc. (eFFECTOR or the Company) and related transactions, and for no other purpose. The information contained herein does not purport to be all inclusive and no representation or warranty, express or implied, is or will be given by LWAC, eFFECTOR, or any of their respective affiliates, directors, officers, employees or advisers or any other person as to the accuracy, completeness or reliability of the information contained in this presentation. The distribution of this presentation may be restricted by law and persons into whose possession this presentation comes should inform themselves about and observe any such restrictions.   FORWARD-LOOKING STATEMENTS This presentation contains forward-looking statements. All statements other than statements of historical facts contained in this presentation, including statements regarding LWAC or the Company’s future results of operations and financial position, the amount of cash expected to be available to eFFECTOR after giving effect to any redemptions by LWAC stockholders, eFFECTOR’s business strategy, prospective products, product approvals, research and development costs, timing and likelihood of success, plans and objectives of management for future operations, future results of current and anticipated products and expected use of proceeds by LWAC, are forward-looking statements. In some cases, you can identify forward-looking statements by terms such as “may”, “believe”, “anticipate”, “could”, “should”, “estimate”, “expect”, “intend”, “plan”, “project”, “will”, “forecast” and similar terms. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including, but not limited to, the risks relating to the Company set forth in the Appendix and the following risks relating to the Business Combination: the risk that the Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of LWAC’s securities; the failure to satisfy the conditions to closing the Business Combination, including the approval by the stockholders of LWAC and the receipt of certain governmental and regulatory approvals; the effect of the announcement or pendency of the Business Combination on the Company’s business relationships and business generally; the outcome of any legal proceedings that may be instituted related to the Business Combination; and the ability to realize the anticipated benefits of the Business Combination. Moreover, the Company operates in a very competitive and rapidly changing environment. Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified and some of which are beyond LWAC’s and the Company’s control, you should not rely on these forward-looking statements as predictions of future events. The foregoing list of factors is not exclusive, and readers should also refer to those risks that are included under the header “Risk Factors” in the registration statement on Form S-4 which was initially filed by LWAC with the Securities and Exchange Commission (SEC) on June 14, 2021 and those included under the header “Risk Factors” in LWAC’s Annual Report on Form 10-K for the year ended December 31, 2020 filed with the SEC on March 29, 2021. The events and circumstances reflected in these forward-looking statements may not be achieved or occur and actual results could differ materially from those projected in the forward-looking statements in this presentation, which speak only as of the date made. Except as required by applicable law, neither LWAC nor the Company plan to publicly update or revise any forward-looking statements contained herein, whether as a result of any new information, future events, changed circumstances or otherwise. MARKET AND INDUSTRY DATA This presentation also contains estimates and other statistical data made by independent parties and by us relating to market size and growth and other data about our industry. This data involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. In addition, projections, assumptions, and estimates of our future performance and the future performance of the markets in which we operate are necessarily subject to a high degree of uncertainty and risk. CLINICAL INVESTIGATION/FDA This presentation concerns product candidates that are under clinical investigation and which have not yet been approved for marketing by the U.S. Food and Drug Administration (FDA). They are currently limited by Federal law to investigational use, and no representation is made as to their safety or effectiveness for the purposes for which they are being investigated.   ADDITIONAL INFORMATION In connection with the proposed Business Combination, LWAC initially filed a registration statement on Form S-4 with the SEC on June 14, 2021, which included a proxy statement/prospectus, that will be both the proxy statement to be distributed to holders of LWAC common stock in connection with its solicitation of proxies for the vote by LWAC stockholders with respect to the proposed Business Combination and other matters as may be described in the registration statement, as well as the prospectus relating to the offer and sale of the securities to be issued in the Business Combination. After the registration statement is declared effective, LWAC will mail a definitive proxy statement/prospectus and other relevant documents to its stockholders. This presentation does not contain all the information that should be considered concerning the proposed Business Combination and is not intended to form the basis of any investment decision or any other decision in respect of the Business Combination. LWAC’s stockholders, the Company, and other interested persons are advised to read, when available, the definitive proxy statement/prospectus and other documents filed in connection with the proposed Business Combination, as these materials will contain important information about the Company, LWAC and the Business Combination. When available, the definitive proxy statement and other relevant materials for the proposed Business Combination will be sent to stockholders of LWAC as of a record date to be established for voting on the proposed Business Combination. Stockholders will also be able to obtain copies of the definitive proxy statement/prospectus and other documents filed with the SEC, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to: LWAC c/o eFFECTOR Therapeutics, Inc., 11120 Roselle Street, Suite A, San Diego, CA 92121. PARTICIPANTS IN THE SOLICITATION LWAC and its directors and executive officers may be deemed participants in the solicitation of proxies from LWAC’s stockholders with respect to the proposed Business Combination. A list of the names of those directors and executive officers and a description of their interests in LWAC is contained in LWAC’s final prospectus dated January 11, 2021 relating to its initial public offering, which was filed with the SEC and is available free of charge at the SEC’s web site at www.sec.gov. Additional information regarding the interests of such participants will be contained in the proxy statement/prospectus for the proposed Business Combination when available. The Company and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of LWAC in connection with the proposed Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed Business Combination is included in the proxy statement/prospectus that was initially filed with the SEC on June 14, 2021 for the proposed Business Combination.   NO SOLICITATION OR OFFER This presentation and any oral statements made in connection with this presentation shall neither constitute an offer to sell nor the solicitation of an offer to buy any securities, or the solicitation of any proxy, vote, consent or approval in any jurisdiction in connection with the proposed Business Combination, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to any registration or qualification under the securities laws of any such jurisdictions. This communication is restricted by law; it is not intended for distribution to, or use by any person in, any jurisdiction where such distribution or use would be contrary to local law or regulation.   TRADEMARKS This presentation contains trademarks, service marks, and trade names of the Company, LWAC and other companies, which are the property of their respective owners.

eFFECTOR Therapeutics Analyst Day June 28, 2021 Meeting Agenda Overview Team STRI platform Investment thesis Development pipeline Pipeline review Tomivosertib development Tomivosertib market opportunity Zotatifin development Manufacturing and Intellectual Property summary Financial overview and LWAC Transaction summary Summary and Outlook

Overview Team, Pipeline, Platform Steve Worland, Ph.D., President and CEO

Executive management team

Steve Worland, Ph.D. Founder, President, CEO and Director Premal Patel, M.D., Ph.D. CMO Alana McNulty CBO Mike Byrnes CFO Experienced management team to lead EFTR Scientific Advisors Institution Expertise Kevan Shokat, PhD UCSF, eFFECTOR Co-founder Translation & KRAS Davide Ruggero, PhD UCSF, eFFECTOR Co-founder Translation Siegfried Reich, PhD eFFECTOR Co-founder, Lead Chemist Drug Discovery, Axitinib Inventor Joan Brugge, PhD Harvard Oncogenic Signaling and RTK Jennifer Doudna, PhD UC Berkeley RNA Expert, CRISPR Co-Inventor Mark Densel VP, Development Operations

eFFECTOR MEETS DEMANDING CRITERIA OF LOCUST WALK ACQUISITION CORP Locust Walk Acquisition Corp (LWAC) is a $175M SPAC focused on biotechnology with a comprehensive investment thesis that has been used to evaluate over 90 potential targets SUPERLATIVE CRITERIA Validating Partnership Novel Lead Asset Experienced Management Team PRELIMINARY CRITERIA Platform Technology ≥ 2 Assets Last Valuation <$600M Strong Investor Base (>$50M Raised) eFFECTOR Therapeutics has experienced management, a promising lead asset, validating partnership and is ready to go public via LWAC

STRI PLATFORM: TARGETING KEY NODE IN CANCER



RAS
PI3K
RAF
AKT
MEK
ERK
mTORC1
MNK
Tomi
4EBP
S6K1
Zota
Pfizer
eIF4E
m7G
eIF4A
mRNA
eIF4G
eIF4F Complex
RTKs, KRAS, Cyclin D1, CDK4/6, MYC
PD-L1, LAG3, TIM3, IL10

- Novel targets located at key node where two important cancer pathways converge and drive production of multiple disease-driving proteins
- Multiple potential advantages of inhibiting targets related to the eIF4F complex
  - ✓ Simultaneously decrease production of multiple cancer-driving proteins before they are synthesized
  - ✓ Strong combination potential due to inhibition of key proteins expressed in resistance to other single oncoprotein-targeted drugs
- Invented 3 novel product candidates with strong intellectual property

eFFECTOR THERAPEUTICS

7

THE NEXT PHASE IN CANCER THERAPEUTICS

NOVEL PLATFORM

- Pioneering Selective Translation Regulator Inhibitors (STRIs) designed to:
  - Simultaneously block production of multiple disease-driving proteins with a single drug
  - Knock down oncoproteins, immune suppression and resistance to create better outcomes
- Strong IP position: composition of matter until at least 2035

ROBUST CLINICAL PIPELINE

- Tomivosertib: Phase 2b in frontline non-small cell lung cancer (NSCLC) in combination with pembrolizumab
- Zotatifin: Completing dose escalation portion of Phase 1/2 trial; Phase 2a expansion cohorts in solid tumors expected to initiate in H2 2021
  - DARPA-funded Phase 1b Zotatifin trial in COVID-19

VALIDATING PARTNERSHIP AND INVESTOR BASE

- $507M partnership with Pfizer on third candidate
- ~$150M in total capital raised to date from top tier investors with proven biotechnology expertise:
  - USVP, AbbVie, Abingworth, Altitude, Pfizer, Sectoral, SR One, The Column Group

POISED FOR SIGNIFICANT VALUE INFLECTION EVENTS

- Anticipated Milestones Q2 2022 – Q4 2022
  - Tomi: two Phase 2b readouts
  - Zota: multiple Phase 2a readouts
  - Multiple clinical initiations and indication expansions

eFFECTOR THERAPEUTICS

8

Major UNMET NEED in ONCOLOGY: therapeutic strategies Designed to outsmart cancer Immuno-oncology and targeted therapies have improved outcomes, but only work for subsets of patients Most patients with metastatic cancer develop treatment resistance over time T cell exhaustion leads to disease progression in majority of patients on checkpoint inhibitors Targeted therapies can’t win when tumors overexpress multiple oncoproteins and resistance proteins Cancer is a complex, aggressive disease driven by multiple factors that enable it to evolve to evade existing therapies.

Imagine cancer medicines that are designed to: Be well tolerated and easier to take Shut down multiple drivers of cancer simultaneously Reactivate the immune system to eliminate tumors Make existing treatments work better and longer Delay need for toxic chemotherapy

ROBUST PIPELINE: MULTIPLE STRIs IN DEVELOPMENT

Program (Target)	Discovery	Preclinical	Phase 1	Phase 2a	Phase 2b	Phase 3	Global Rights	Anticipated Milestones
Tomivosertib *(MNK 1/2i)*	NSCLC – 1L Extension in combo with pembro						eFFECTOR	H1 2022: Topline data readout
	NSCLC – 1L in combo with pembro							H2 2022: Topline data readout
	mBC - SU2C combination trial*							PD biomarkers
Zotatifin *(eIF4Ai)*	Solid Tumors RTK BC and KRAS NSCLC						eFFECTOR	H2 2021: Initiate Ph 2 Expansions
	Anti-SARS-CoV-2** Dose Escalation						eFFECTOR	
eIF4Ei	Solid Tumors						Pfizer *eFFECTOR Option to Co-Promote/ Profit Share in US*	

**Led by McGill University; funded by Stand Up to Cancer (SU2C) grant*
***Funded by $5M DARPA grant*

11

Foundation Platform – mRNA translation biology from UCSF Chemistry – world class SBDD expertise Culture – rigorous science and capital efficiency Next 12-24 months Tomi – definitive PoC for pembro combination Zota – ORR data from expansion cohorts Zota COVID – human antiviral PoC data eIF4E – in clinic w/ milestone payments from Pfizer Poised for significant value inflection events Today Tomi – positive PFS data in NSCLC Zota – achieved desired clinical exposures in Phase 1 dose escalation Zota COVID – 10x more potent than remdesivir in vitro; DARPA to fund Phase 1 eIF4E – Platform validation via Pfizer partnership

Tomivosertib (eFT508) Designed to stimulate activation, prevent exhaustion and prolong memory of T cells MNK 1/2 Inhibitor Premal Patel M.D., Ph.D., CMO

Checkpoint inhibitors (CPIs) have advanced oncology treatment but: Most patients don’t respond The majority of responders develop resistance and must progress to more toxic chemotherapeutics agents In combination with CPIs, tomi may help overcome resistance to prolong the utility of checkpoint inhibition, potentially delaying toxic chemo Encouraging Phase 2a clinical efficacy signal Data suggests potential to address common resistance mechanisms to CPIs Identified biomarker-driven patient selection strategy to enrich Phase 2b study with patients most likely to respond Tomivosertib (toMI): potential to Delay and reverse resistance to CPI therapy

TOMIVOSERTIB DESIGNED TO REPROGRAM T CELLS TO ENHANCE ANTI-TUMOR ACTIVITY

T Cells


TCR/CD3
CD4
CD28
LAT
PLCγ
GRB2
SOS
RAS
ZAP-70
Lck
PI3K
RAF
MEK
ERK
p38
AKT
mTORC1
Tomi
MNK
4EBP
S6K1
eIF4E
m7G
eIF4A
eIF4G
mRNA

Immune Regulation
(PD-1, PD-L1, LAG3, TIM3, IL-10)

Tomivosertib (tomi) designed to delay T cell exhaustion and reinvigorate anti-tumor activity to achieve:

- Increased target cell killing
- Simultaneous downregulation of several key checkpoint proteins associated with T cell exhaustion/dysfunction
- Decreased production of immunosuppressive IL-10
- Increased T cell memory pool

Inhibiting MNK 1/2 kinase shown to promote T cell activity

eFFECTOR THERAPEUTICS

15

Tomivosertib is a highly selective mnk inhibitor Tomivosertib was tested against >400 protein and lipid kinases at 1 mM concentration Reich et al. J. Med. Chem. 2018 61, 3516-3540. Kinome Selectivity Map

Target cell killing Tomivosertib Reprograms t cells from within to increase central memory pool and enhance cytotoxic function Central memory T cells Mouse Human

Tomivosertib triggered anti-tumor activity and enhanced the activity of PD-1 checkpoint blockade in vivo Immuno- suppressive proteins Tomivosertib Triggered Immune Memory Both as a Single Agent and In Combination with PD-1i Day 8 tumor volume measurement of second tumor implants with no further drug treatment Tomivosertib Anti-tumor Activity Observed in CT26 Tumors Single Agent and in Combination with Anti-PD-1 Response Rate: 50% 100% Second CT26 tumor implant in animals who had shown regressions after treatment naïve animals implanted as control Tomivosertib downregulated multiple checkpoint proteins and immunosuppressive IL-10 Data presented at AACR 2017 and AACR 2018

Tomivosertib increased ratio of CD8+ T cells/Tregs and decreased M2 macrophage population In CT-26 syngeneic model (efficacy data on slide 11), treatment with tomivosertib increased ratio of CD8+/FOXP3+ cells and decreased M2 macrophages in tumor biopsies Collaborators from McGill University* independently found that blocking MNK1/2 results in activation of the immune system and anti-tumor response in mice *Huang et al. J Clin Invest. 2021;131(8):e140752. https://doi.org/10.1172/JCI140752

Tomivosertib: Generally Well Tolerated with Single-Agent Activity* Tomivosertib was generally well tolerated at the recommended Phase 2 dose (RP2D) as single agent and in combination with anti-PD-(L)1 agents The most common drug-related side effects have included low grade nausea, vomiting, fatigue and tremors Safety profile when combined with anti-PD-(L)1 agents comparable to anti-PD-(L)1 alone MNK1/2 target was 90-100% inhibited at RP2D Single agent activity was observed in lymphoma patients *Data from completed studies as of September 2020. Lymphoma waterfall plot represents all patients with evaluable disease (n=13) out of 19 patients total enrolled.

Phase 2a: Prolonged PFS when TOMIvosertib combined with anti-PD-(L)1 agents 39 patient Phase 2a study showed encouraging activity in multiple tumor types* Tomivosertib added on to patients not responding to anti-PD-(L)1 therapy with no change or break in anti-PD-(L)1 regimen Subset including all 17 NSCLC patients had clinical benefit Each had increasing metastatic disease on anti-PD-(L)1 therapy prior to adding tomivosertib (16 of 17 had RECIST progression) Inflection in tumor growth and durable tumor control observed in many patients after adding tomivosertib 2 confirmed partial responses (PR) and third patient with 28% reduction in tumor size 1 PR went on to confirmed complete response (CR) on extension Tomivosertib substantially improved PFS (up to 18 months), particularly in PD-(L)1+ patients Additional activity seen in other immunologically responsive tumors *Data through study completion in September 2020; initial data presented at ASCO 2020; PR and CR as determined by RECIST criteria

Phase 2A: Patient with checkpoint-refractory NSCLC showed immediate and durable tumor regression Patient was PD-(L)1>50% Patient on Tomi/Pembro Combo Experienced Confirmed Complete Response after ~2 Years on Combo Therapy

Phase 2A: Demonstrated extended PFS in NSCLC patients particularly enriched in PD-(L)1+ patients All patients: mPFS of 20 weeks compared to ~7 weeks in comparative data set in similar patients in the OAK study* PD-(L)1+ patients: mPFS of 53 weeks (in the OAK TBP cohort, PD-(L)1+ status did not improve benefit ) *FOR ILLUSTRATIVE PURPOSES ONLY: Treatment Beyond Progression (TBP) cohort; Differences exist between trial designs and subject characteristics, and caution should be exercised when comparing data across trials Data through study completion in September 2020 Patients 115-103 and 120-103 continued treatment past study completion on Single Patient Expanded Access INDs

Pd-(L)1 positive patients in phase 2a trial showed longer pfs A post-hoc analysis showed that PD-(L)1 positive patients had three times lower risk of progression than PD-(L)1 negative patients in Phase 2a study In the OAK treatment beyond progression cohort, PD-(L)1 status was not correlated with benefit of continued treatment with atezolizumab alone *data as of study completion September 2020. PD-(L)1 status available from site communications or central testing for 14 of 17 patients. Comparison of risk of progression between PD-(L)1 positive and negative patients is from Kaplan Meier analysis of PFS curves. mPFS = 53 weeks mPFS = 9 weeks mPFS = 20 weeks Kaplan Meier analysis of PFS by PD-(L)1 status*

KICKSTART: RANDOMIZED PHASE 2B TRIAL OPEN FOR ENROLLMENT IN TWO IMPORTANT NSCLC INDICATIONS – ENRICHED FOR PD-(L)1+


KEY ELIGIBILITY CRITERIA:
Stage IV NSCLC
No prior chemo
PD-(L)1 ≥ 50%
1L extension
(PD on pembro)
N=60
R
1:1
Tomivosertib + pembrolizumab
Placebo + pembrolizumab
1L
Treatment naïve
N=60
R
1:1
Tomivosertib + pembrolizumab
Placebo + pembrolizumab

- Aligned with FDA on novel indication, PFS as primary endpoint and control arm for 1L extension
- Trial design enriched for PD-(L)1+ patients who received the most benefit in the P2a trial

- Primary endpoint: Progression Free Survival (PFS) in each cohort, assessed independently
- Secondary endpoints: PFS in both cohorts combined, OS, ORR
- Initial data readout anticipated in H1 2022 for 1L ext and H2 2022 for 1L

eFFECTOR THERAPEUTICS

PD, progressive disease

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HOW DO WE DEFINE SUCCESS IN KICKSTART

Clinically meaningful results: PFS Hazard Ratio (HR) of 0.65 (p ≤0.2) in either cohort

Illustrative examples

1L extension: mPFS improvement from ~3 months in control arm to ~4.5 months in tomivosertib arm

- OAK TBP cohort showed benefit of ~ 1.5 months vs. our Phase 2a demonstrated ~4.7 months overall and ~12 months in PD-(L)1+ patients

1L NSCLC: median PFS improvement from ~7 months in control arm to ~11 months in tomivosertib arm

- KEYNOTE-042* trial showed PFS HR ~0.7 in favor of pembrolizumab over chemotherapy doublet in 1L NSCLC, PD-(L)1 ≥ 50%

We believe HR of 0.65 or better is achievable in KICKSTART:

- PFS benefit in Phase 2a trial for all NSCLC patients was ~3 times better than comparator data from OAK trial
- KICKSTART is being enriched for PD-(L)1+ patients who demonstrated best results in Phase 2a (mPFS = 53 weeks)

eFFECTOR THERAPEUTICS

*KEYNOTE-042: In PD-(L)1 ≥ 50% cohort, mPFS of 6.9 months for NSCLC patients on Keytruda alone was reported. Differences exist between trial designs and subject characteristics, and caution should be exercised when comparing data across trials

26

PHASE 2B KICKSTART WAS DESIGNED TO ENHANCE PFS

	PHASE 2A (completed)	PHASE 2B KICKSTART (ongoing)
Patient Population	Patients were on any approved PD-(L)1 therapy and allowed prior chemo	Pembrolizumab only, no prior chemo in the metastatic setting
PD-(L)1 Status	Any PD-(L)1 level eligible, including PD-(L)1 negative patients who had shorter PFS	Only enrolling PD-(L)1 ≥ 50%
Comparator Group	PFS after adding tomi compared to progression immediately prior to tomi	Randomized vs pembrolizumab plus placebo
Data	mPFS 20 weeks in 17 NSCLC patients and 53 weeks in PD-(L)1+ patients 12% ORR (1 confirmed CR and 1 confirmed PR) and a third patient with 28% regression	TBD

eFFECTOR THERAPEUTICS

27

Tomivosertib (eFT508) Market opportunity Alana McNulty, CBO

POTENTIAL MARKET SETTINGS – NSCLC PD-(L)1 $\geq$ 50%*

- Frontline represents potential $4B+ US market opportunity
- Frontline extension is novel setting that delays chemotherapy potentially improving patient quality of life (~$700M+ US market opportunity)



Metastatic NSCLC
≥ 50% PD-(L)1
w/ No Actionable Mutations
Pembro Monotherapy
Tomi + pembro – 1L
(delay resistance)
US addressable population ~27K
Novel Setting: Tomi + pembro –
1L Extension (reverse resistance)
US addressable population ~9K
Chemotherapy
regimens

- Multiple expansion opportunities with active IO combo agent
  - NSCLC PD-(L)1 1-49% (triplet with CPI/chemo/tomi)
  - Other immunoresponsive tumors including bladder, renal, HNSCC and MSI cancer

eFFECTOR THERAPEUTICS

**subject to receipt of regulatory approval in each setting*

29

TOMIVOSERTIB MARKET OPPORTUNITY

- Estimate US Markets
  - $4.2B market for 1L
  - $720M+ market for 1L extension
- Extensive market research conducted by Cello Health (formerly Defined Health)
- Refined patient populations using the KICKSTART protocol as the product concept
- Detailed analysis with multiple KOL/community physician interviews as well as ~50 physician surveys

eFFECTOR THERAPEUTICS

30

Drug Price and patient number assumptions Annual drug price Comparable IO combo agents (~$155K) Avastin (VEGF Ab) $172K Alimta (chemo) $130K Inlyta (VEGF TKI) $205K Patients (PD-L1 > 50%) 1L Setting ~27K NSCLC patients >50% PD-L1 with no actionable mutations for which CPI monotherapy is SoC 1L Extension Setting Total patients treated with pembrolizumab in the front line setting is ~18.7K (~70% of the >50% PD-L1 1L market), most of whom will progress ~9.3K (~50% of the 1L pembro patients) currently estimated as eligible for addition of tomivosertib upon initial progression (clinically stable with either mixed or minor progression at a radiographic scan) With compelling clinical data and strong safety profile, we believe that more than the currently estimated 50% of the 18.7K patients could be eligible for tomivosertib length of treatment assumptions 1L Setting ~1 year Based on anticipated increase over average time on tx in front line with ~7-10+ months (median PFS) for pembro alone 1L Extension Setting ~6 months (conservative) Based on average (mean) time on therapy of 6+ months in P2a study for all patients (irrespective of PD-(L)1 status) We believe there is upside to the 6 months as the average length of time on tomivosertib because long tail observed for patients who responded to tomivosertib in Phase 2a trial and the mean length of time on treatment exceeds the median PFS we are enriching for PD-(L)1 positive patients in KICKSTART

Zotatifin (eFT226)

eIF4A Helicase Inhibitor

Premal Patel, M.D., Ph.D., CMO

Oncology: Designed to downregulate key oncoproteins and cell cycle proteins

eFFECTOR THERAPEUTICS

ZOTATIFIN DESIGNED TO INHIBIT PRODUCTION OF KEY PROTEINS DRIVEN BY UPSTREAM ONCOGENES



RTK
PI3K
KRAS
AKT
RAF
MEK
mTORC1
ERK
4EBP
S6K1
RSK
eIF4E
m7G
eIF4A
mRNA
eIF4G
Zota

4A- translationally regulated genes including
RTKs, KRAS, Myc, ER, Cyclin D1, CDK4/6

- Cancer signaling drives production of multiple tumor promoting proteins
- Zotatifin designed to block this multi-protein upregulation in a single product
- In preclinical studies, zotatifin was observed to downregulate:
  - Oncoproteins: RTKs (including HER2 and FGFR), KRAS (all mutant forms), Myc
  - Estrogen receptor (ER)
  - Cell cycle proteins Cyclin D1 and CDK4/6 that drive resistance to targeted therapies
- Generally well tolerated in ongoing Phase 1 dose escalation study at doses that achieve desired exposures
- Phase 2a expansion studies in selected breast cancer and KRAS mutant NSCLC patients expected to begin in H2 2021

eFFECTOR THERAPEUTICS

34

Preclinical regulation of translation by zotatifin was selective for proteins that drive tumor growth and resistance Zotatifin Target Sequence KRASmut protein all forms Cell proliferation/ cycle proteins RTK proteins Control protein unaffected Non-coding sequence coding sequence Experimental structure of natural product RocA bound to eIF4A and zotatifin RNA target sequence* *Iwaski et al. 2019 Mol Cell (73) 738-748 At physiological concentrations in vitro, zotatifin only affected translation of ~5% of mRNAs

Zotatifin demonstrated single agent and combo activity in Preclinical studies ER+ Breast Cancer Model* Zotatifin demonstrated comparable single agent activity to marketed inhibitor of CDK4/6 (palbociclib) Strong combination activity with palbociclib KRAS G12C NSCLC Model Zotatifin demonstrated comparable single agent activity to Amgen’s KRAS G12 C inhibitor (AMG510) Strong combination activity with AMG510 *Data presented at 2020 CSHL Translational Control Meeting

EXPOSURES ACHIEVED IN DOSE ESCALATION MATCH EXPOSURES THAT SHOWED ACTIVITY IN PRECLINICAL MODELS

- Phase 1 dose escalation ongoing, IV, currently two weeks on/one week off
  - Long observed half-life of ~4 days has potential to maintain target suppression with intermittent dosing
  - Zotatifin achieved target exposures in patients that showed regression in mice models
  - Generally well tolerated*

Preclinical | **Dose Escalation**


mouse 'target' exposure range
1.0 mg/kg (MTD)
0.1 mg/kg
300
100
30
10
AUCfree (h*ng/ml)
0.1 mg/kg
0.07 mg/kg
0.05 mg/kg
0.035 mg/kg
0.02 mg/kg
0.01 mg/kg
0.005 mg/kg

Expansion Cohorts Planned H2 2021

Metastatic Breast Cancer
Mono - $ER^+/HER2^+$
Mono - $ER^+/FGFR^+$
Combo with Fulvestrant/CDKi in ER+
Combo with Herceptin in HER2+

Non-Small Cell Lung Cancer
Mono – KRAS (any mutation)
Combo with KRASi in KRAS G12C

eFFECTOR THERAPEUTICS

*data as of May 31, 2021

37

Finance and Operations Manufacturing, IP, Financial Mike Byrnes, CFO

Manufacturing Hybrid approach to capture best of both worlds Strategy is set and monitored by a close-knit project team with deep expertise in CMC, procurement, and regulatory aspects of manufacturing Execution of manufacturing and supply chain activities is externalized to provide greater flexibility and minimize capital investments Diverse array of CMOs and vendors provide required services including sourcing, process development, manufacturing, stability, analytical testing and release All GMP manufacturing of drug substance and drug product is done in the U.S.

Intellectual property summary MNK Inhibitors – Eight U.S. and sixteen foreign issued patents, as well as seven pending U.S. patent applications, four pending PCT applications and 66 pending foreign patent applications. Composition of matter out to 2035, not including any adjustments or extensions eIF4A Inhibitors – Four U.S. and two foreign issued patents, as well as three pending U.S. patent applications, four pending PCT patent applications and 29 pending foreign patent applications. Composition of matter out to 2036, not including any adjustments or extensions eIF4E Inhibitors – Two U.S. issued patents, as well as two pending U.S. patent applications, five pending PCT applications and one pending foreign patent application. Pfizer has exclusively licensed all patents and patent applications Translational Profiling – U.S. and foreign patents, as well as patent applications licensed from UCSF financial OVERVIEW $150M raised from top tier investors through three private rounds Up to $507M achievable under Pfizer eIF4E license agreement $42M received to date $465M potential additional development and sales milestones Retained US co-promote/profit share option Merger with LWAC (Locust Walk sponsored SPAC) announced on May 27, 2021 $235M gross cash via $60M concurrent PIPE and $175M cash in trust, assuming no redemptions Cash runway into early 2024, assuming no redemptions Merger subject to customary closing conditions, with expected close in Q3 2021 To trade on NASDAQ under ticker EFTR

TRANSACTION OVERVIEW Illustrative Post-Money Valuation at Close Illustrative Estimated Transaction Cash Sources and Uses Illustrative Post-Transaction Ownership Note: Assumes eFFECTOR cash balance of $17 million and debt balance of $20 million as of March 31, 2021, a $60 million PIPE issuance at $10/share and no redemptions. Excludes the impact of 6 million public and private placement warrants. Excludes equity awards issued at closing upon rollover of eFFECTOR equity awards and new awards under the combined company’s equity incentive plan. Excludes 5 million eFFECTOR incentive shares vesting at $20/share.

Summary and Outlook Steve Worland, Ph.D., President and CEO

Additional program opportunities Tomivosertib Expansion into NSCLC with PD-(L)1 status 1-49% where CPI+chemo is SOC as triplet (tomi+CPI+chemo) Other immuno-responsive tumors (renal, bladder, MSI-high) Zotatifin – COVID-19 $5M DARPA grant funding Phase 1b trial as antiviral Potent antiviral activity observed in multiple coronavirus preclinical models eIF4E IND enabling studies ongoing for inhibitors targeting eIF4E for multiple cancer indications.     Worldwide partnership with Pfizer, up to additional $465M in milestones to be received plus royalties on sales eFFECTOR retained option to co-promote and profit share in the U.S.

Multiple upcoming clinical milestones

Outlook Leverage strong scientific foundation as leaders in development of STRIs as a new class of therapies for cancer Two product candidates in clinical development Tomivosertib demonstrated prolonged disease stabilization in Phase 2a trial Biomarker-driven randomized Phase 2b study with tomivosertib in non-small cell lung cancer now enrolling Zotatifin is currently finishing Phase 1 dose escalation with Phase 2a expansion cohorts expected to open in 2H 2021

Research Analyst Teach In June 28, 2021 Next Generation Targeted Therapy for Cancer

Additional Information and Where to Find It

On May 26, 2021, eFFECTOR entered into a definitive Agreement and Plan of Merger (the “Merger Agreement”) with LWAC, a special purpose acquisition company, and Locust Walk Merger Sub, Inc., a wholly owned subsidiary of LWAC.

In connection with the Merger Agreement, LWAC has filed a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”), includes a document that serves as a prospectus and proxy statement of LWAC, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all LWAC stockholders. LWAC has also filed other documents regarding the Merger Agreement and the transactions contemplated thereby (the “Transactions”) with the SEC. Before making any voting decision, investors and security holders of LWAC are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the Transactions as they become available because they will contain important information about the Transactions, including the terms of the Transactions, the parties involved and the risks associated with the Transactions.

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by LWAC through the website maintained by the SEC at www.sec.gov. Alternatively, these documents, as they become available, can be obtained free of charge from LWAC upon written request to Locust Walk Acquisition Corp., c/o eFFECTOR, 11120 Roselle Street, Suite A, San Diego, CA 92121, Attn: Secretary, or by calling (858) 925-8215.

Participants in the Solicitation

LWAC and eFFECTOR and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from LWAC’s stockholders in connection with the Transactions. A list of the names of the directors and executive officers of LWAC and information regarding their interests in the Transactions are contained in the proxy statement/prospectus. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of any securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such other jurisdiction.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the federal securities laws. All statements other than statements of historical facts contained in this communication, including statements regarding the proposed business combination of eFFECTOR and LWAC and the timing thereof, clinical development plans and the timing thereof and the potential of eFFECTOR’s product candidates to benefit patients, are forward-looking statements. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including, but not limited to: potential delays in the commencement, enrollment and completion of clinical trials; disruption to eFFECTOR’s operations from the COVID-19 pandemic, including delaying or otherwise disrupting its clinical trials, manufacturing and supply chain; eFFECTOR’s dependence on third parties in connection with product manufacturing and clinical testing; the results of preclinical studies and early clinical trials are not necessarily predictive of future results; the success of eFFECTOR’s clinical trials and preclinical studies for its product candidates; unexpected adverse side effects or inadequate efficacy of eFFECTOR’s product candidates that may limit their development, regulatory approval and/or commercialization, or may result in recalls or product liability claims; risks relating to the proposed business combination, including the risk that the transaction may not be completed in a timely manner or at all; and the risks associated with eFFECTOR’s business and the business combination set forth in the Appendix to the investor presentation filed as Exhibit 99.3 to the Current Report on Form 8-K filed by LWAC on May 27, 2021. Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified and some of which are beyond LWAC’s and eFFECTOR’s control, you should not rely on these forward-looking statements as predictions of future events. The foregoing list of factors is not exclusive, and you should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of LWAC’s Annual Report on Form 10-K for the year ended December 31, 2020 filed with SEC on March 29, 2021, the registration statement on Form S-4 filed with the SEC on June 14, 2021 and other documents filed by LWAC from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements, including the risk that the conditions under the Merger Agreement are not satisfied. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and except as required by law. LWAC and eFFECTOR assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither LWAC nor eFFECTOR gives any assurance that either LWAC or eFFECTOR or the combined company will achieve its expectations.